Wells Total Return REIT, Inc.
6200 The Corners Parkway
Suite 250
Atlanta, Georgia 30092-3365
May 11, 2009
Via EDGAR Filing and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wells Total Return REIT, Inc. Rule 477 Application for Withdrawal of Registration Statement on Form S-11, filed May 11, 2007, as amended on August 8, 2007 File No. 333-142889
Ladies and Gentlemen:
     Wells Total Return REIT, Inc., a Maryland corporation (the “Registrant”), hereby respectfully applies pursuant to Rule 477 of the Securities Act of 1933, as amended, for consent to withdraw its Registration Statement (File No. 333-142889) on Form S-11 as filed with the Securities and Exchange Commission (the “Commission) on May 11, 2007, and amended on August 8, 2007, together with all exhibits thereto (the “Registration Statement”).
     The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.
     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile (770) 243-8198, and to Mark Kanaly, Esq. of Alston & Bird LLP, via fax at 404-253-8390 and via mail at Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA 30309-3424.

     If you have any questions regarding the foregoing application for withdrawal, please call Mark Kanaly at Alston & Bird LLP, outside counsel to the Registrant at (404)-881-7975.

Sincerely, Wells Total Return REIT, INC.
By:	/s/ Randall D. Fretz
Name:	Randall D. Fretz
Title:	Senior Vice President

By Facsimile:
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Ms. Angela R. McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549